SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 3, 2009

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: March 3, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

DATE OF BOARD MEETING

The board of directors (the "Board") of i-CABLE Communications Limited (the "Company") announces that a meeting of the Board will be held on Friday, 13 March 2009 for the purpose of, inter alia, approving the release of the final results announcement of the Company for the year ended 31 December 2008 and considering the payment of a final dividend (if any).

For i-CABLE COMMUNICATIONS LIMITED

Wilson W. S. Chan

Company Secretary

Hong Kong, 3 March 2009

As at the date of this announcement, the Board comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.